
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
27 October 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Omeros Corporation

File No. 1-34475 -- CF# 34230


Omeros Corporation submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms 10-Q filed on May 12, 2014, and November 9, 2015.

Based on representations by Omeros Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), or qualifies as matters that are contained in personnel, medical or similar files that if disclosed would constitute an unwarranted invasion of privacy under the Freedom of Information Act, 5 U.S.C. 552(b)(6), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5 to Form 10-Q filed May 12, 2014   through December 31, 2021
Exhibit 10.2 to Form 10-Q filed November 9, 2015 through December 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary